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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED SEPTEMBER 30, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b) (1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b) (7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes  ☐            No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b): 82-

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6-K

CONSOLIDATED BALANCE SHEETS—U.S. GAAP
DECEMBER 31, 2005 AND SEPTEMBER 30, 2006

	December 31, 2005(2) (Audited)	September 30, 2006 (Unaudited)	September 30, 2006 (Unaudited)
	(Thousands of Euro)		(Thousands of USdollars)(1)

ASSETS
CURRENT ASSETS
Cash	€367,461	€400,887	$508,605
Accounts receivable—net	461,353	539,979	685,071
Sales and income taxes receivable	45,823	22,425	28,451
Inventories	370,289	383,254	486,234
Prepaid expenses and other	87,581	102,478	130,014
Assets held for sale	182,296	10,847	13,762
Net deferred tax assets—current	89,781	112,088	142,206

Total current assets	1,604,584	1,571,958	1,994,343

PROPERTY, PLANT AND EQUIPMENT—net	705,166	739,617	938,352

OTHER ASSETS
Goodwill	1,646,672	1,667,629	2,115,721
Intangible assets—net	955,797	863,660	1,095,725
Investments	15,832	22,632	28,713
Other assets	45,471	101,122	128,293

Total other assets	2,663,772	2,655,043	3,368,453

TOTAL	€4,973,522	€4,966,618	$6,301,148

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	€275,956	€264,135	$335,108
Current portion of long-term debt	110,978	314,214	398,643
Accounts payable	281,348	296,763	376,503
Accrued expenses and other	379,166	356,886	452,781
Accrual for customers' right of return	7,799	17,974	22,804
Liabilities held for sale	47,092
Income taxes payable	133,382	184,092	233,558

Total current liabilities	1,235,721	1,434,064	1,819,397

LONG-TERM LIABILITIES
Long-term debt	1,417,931	1,122,340	1,423,913
Liability for termination indemnities	56,600	60,515	76,775
Net deferred tax liabilities—non-current	116,639	62,516	79,314
Other	179,120	156,020	197,943

Total long-term liabilities	1,770,289	1,401,391	1,777,945

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	13,478	9,312	11,814

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—457,975,723 and 459,824,773 ordinary shares authorized and issued at December 31, 2005 and September 30, 2006, respectively; 451,540,937 and 453,389,987 shares outstanding at December 31, 2005 and September 30, 2006, respectively	27,479	27,589	35,002
Additional paid-in capital	150,179	150,818	191,342
Retained earnings	2,050,883	2,248,111	2,852,178
Unearned stock-based compensation	(48,567)
Accumulated other comprehensive loss	(155,954)	(234,679)	(297,737)

Total	2,024,020	2,191,838	2,780,785
Less—Treasury shares at cost; 6,434,786 shares at December 31, 2005 and September 30, 2006	69,987	69,987	88,793

Shareholders' equity	1,954,033	2,121,851	2,691,993

TOTAL	€4,973,522	€4,966,618	$6,301,148

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2687 on September 30, 2006 (see Note 7).

(2)
Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as assets and liabilities held for sale in the balance sheet of December 2005.

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 (UNAUDITED)

	2005	2006	2006
	(Thousands of Euro)(2)		(Thousands of US dollars)(1)(2)

NET SALES	€3,099,002	€3,565,603	$4,523,681
COST OF SALES	980,245	1,090,581	1,383,620

GROSS PROFIT	2,118,757	2,475,022	3,140,061

OPERATING EXPENSES:
Selling and advertising	1,328,651	1,488,506	1,888,468
General and administrative	337,930	395,454	501,712

Total	1,666,581	1,883,960	2,390,180

INCOME FROM OPERATIONS	452,176	591,062	749,881

OTHER INCOME (EXPENSE):
Interest income	4,188	6,128	7,775
Interest expense	(49,142)	(54,201)	(68,765)
Other—net	9,337	(12,628)	(16,021)

Other income (expense)—net	(35,617)	(60,701)	(77,011)

INCOME BEFORE PROVISION FOR INCOME TAXES	416,559	530,362	672,870
PROVISION FOR INCOME TAXES	154,127	193,049	244,921

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	262,432	337,313	427,949
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	7,753	7,351	9,326

NET INCOME FROM CONTINUING OPERATIONS(3)	254,679	329,962	418,623
DISCONTINUED OPERATIONS	2,036	(1,365)	(1,732)

NET INCOME	€256,715	€328,597	$416,891

BASIC EARNINGS PER SHARE (ADS):
Continuing operations(3)	€0.57	€0.73	$0.92
Discontinued operations	0.00	0.00	0.00
Net Income	0.57	0.73	0.92
FULLY DILUTED EARNINGS PER SHARE (ADS):
Continuing operations(3)	0.56	0.72	0.92
Discontinued operations	0.01	0.00	(0.01)
Net Income	€0.57	€0.72	$0.91
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	449,805.6	452,665.5
Diluted	452,757.4	455,897.0

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2687 on September 30, 2006 (see Note 7).

(2)
Amounts in thousands except per share data.

(3)
Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006 and 2005.

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

	Common Stock
			Additional Paid-in Capital		Unearned Stock-Based Compensation		Accumulated Other Comprehensive Loss		Consolidated Shareholders' Equity
	Number of Shares	Amount		Retained Earnings		Comprehensive Incomes		Treasury Shares
	(Thousands of Euro)

BALANCES,
January 1, 2006	457,975,723	27,479	150,179	2,050,883	(48,567)		(155,954)	(69,987)	1,954,033
Effect of adoption of SFAS 123			(48,567)		48,567
Exercise of stock options	1,849,050	111	20,469						20,580
Translation adjustment						(81,030)	(81,030)		(81,030)
Non-cash stock-based compensation, net of taxes			28,736						28,736
Change in fair value of derivative instruments, net of taxes						2,305	2,305		2,305
Dividends declared				(131,369)					(131,369)
Net income				328,597		328,597			328,597

Comprehensive income						249,872

BALANCES, September 30, 2006	459,824,773	27,589	150,818	2,248,111	0		(234,679)	(69,987)	2,121,851

Comprehensive income						$317,012

(Thousands of US dollars)(1)
BALANCES, September 30, 2006	459,824,773	$35,002	$191,342	$2,852,178	$0		$(297,737)	$(88,793)	$2,691,993

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2687 on September 30, 2006 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 (UNAUDITED)

	2005(2)	2006(2)	2006(2)
	(Thousands of Euro)		(Thousands of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
Net income from continuing operations	€254,679	€329,962	$418,623

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries	7,753	7,351	9,326
Non-cash stock-based compensation	16,659	28,736	36,457
Depreciation and amortization	136,645	152,810	193,870
Provision for/(benefit from) deferred income taxes	(3,261)	(81,112)	(102,907)
Gains on disposal of fixed assets—net	4,199	5,529	7,014
Termination indemnities matured during the period—net	4,138	4,204	5,333
Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable	(33,464)	(88,630)	(112,445)
Prepaid expenses and other	(39,016)	(6,640)	(8,425)
Inventories	51,267	(13,896)	(17,629)
Accounts payable	23,663	18,007	22,846
Accrued expenses and other	(49,729)	(33,977)	(43,107)
Accrual for customers' right of return	8,918	10,712	13,590
Income taxes payable	40,945	38,437	48,765

Total adjustments	168,719	41,531	52,691

Cash provided by operating activities of continuing operations	€423,398	€371,493	$471,314

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2687 on September 30, 2006 (see Note 7).

(2)
Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included as cash flow from continuing operations for 2006 and 2005.

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 (UNAUDITED)

	2005	2006		2006
	(Thousands of Euro)			(Thousands of US dollars)(1)

CASH FLOWS FROM INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
Property, plant and equipment:
Additions	€(144,566)		€(161,669)	$(205,109)
Disposals	1,041		608	771
Proceeds from sale of Pearle Europe	144,000
Decrease (increase) in investments			(5,778)	(7,331)
Proceeds from sale of Things Remembered, net			130,844	166,002
Purchases of businesses, net of cash acquired	(86,583)		(111,073)	(140,919)
Increase in intangible assets	(1,443)		(510)	(646)

Cash provided by/(used in) investing activities	(87,551)		(147,578)	(187,232)

CASH FLOWS FROM FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
Long-term debt:
Proceeds	272,064		84,100	106,698
Repayments	(517,982)		(141,748)	(179,836)
Increase (decrease) in overdraft balances	62,629		(10,199)	(12,939)
Exercise of stock options	20,291		20,580	26,110
Dividends	(103,484)		(131,369)	(166,668)

Net cash provided by/(used in) continuing financing activities	(266,483)		(178,636)	(226,635)

CHANGE IN CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS	69,363		45,278	57,445
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	253,246		367,461	466,198
Effect of exchange rate changes on cash and cash equivalents	22,394		(11,852)	(15,037)

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	€345,003		€400,887	$508,605

Cash provided by/(used in) operating activities of discontinued operations	(9,960)		(5,739)	(7,280)
Cash provided by/(used in) investing activities of discontinued operations	(6,614)		(9,267)	(11,757)
Cash provided by/(used in) financing activities of discontinued operations	14,929		16,352	20,745

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS	(1,644)		1,346	1,708
CASH RECLASSIFIED AS ASSETS OF DISCONTINUED OPERATIONS AT BEGINNING OF YEAR	4,103		4,795	6,083
EFFECT OF TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS	426		(345)	(438)
CASH RETAINED BY DISCONTINUED OPERATIONS UPON DISPOSAL			(5,796)	(7,353)

CASH INCLUDED IN ASSETS OF DISCONTINUED OPERATIONS AT END OF PERIOD	€2,885	€		$

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	€50,284		€53,140	$67,419
Cash paid during the period for income taxes	€106,375		€186,413	$236,501

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2687 on September 30, 2006 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

        The accompanying consolidated balance sheets as of September 30, 2006 and the related statements of consolidated income and cash flows for the nine months ended September 30, 2005 and 2006 and the statement of consolidated shareholders' equity for the nine months ended September 30, 2006 of Luxottica Group S.p.A. and its subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. The consolidated balance sheet as of September 30, 2006, the statements of consolidated income and cash flows for the nine months ended September 30, 2005 and 2006 and the statement of consolidated shareholders' equity for the nine months ended September 30, 2006 are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of September 30, 2005 and 2006 and for the nine months ended September 30, 2005 and 2006 have been made.

        The interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2005. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Company and are consistent with those applied in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2005. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the operating results for the full year.

        The December 31, 2005 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

2.  SALE OF THINGS REMEMBERED

        On September 29, 2006, the Company sold its Things Remembered, Inc. ("TR") specialty gifts retail business to a private equity consortium. The TR business operated solely in the United States and was included in the retail segment of the Company's operations as of December 31, 2005. As such, for all periods for which a balance sheet is presented, the Company has reclassified the assets and liabilities included in the sale for previous periods as a single asset and liability line items on the balance sheet. In the Statement of Operations, the Company has reclassified for all periods presented sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Revenues and pretax profit reclassified under discontinued operations for the nine-month periods ended September 30, 2005 and 2006, are as follows: (amounts in thousands of Euro)

	2005	2006

Revenues	152,946	157,110
Pretax profit	3,231	758

        The Company has recorded an accrual for what it currently believes is the best estimate of the tax effects of the sale and is in the process of finalizing its assessment of the income tax costs and benefits associated with the sale.

        Listed below are the major classes of assets and liabilities as of December 31, 2005 that were included as part of the assets and liabilities held for sale: (amounts in thousands of Euro)

ASSETS
Cash and cash equivalents	€4,795
Inventory	34,042
Prepaid expenses	4,326
Deferred tax assets	3,819
Property and equipment, including leasehold improvements	29,949
Intangible assets, net	92,717
Other assets	1,801

TOTAL ASSETS	€171,449

LIABILITIES
Financial liabilities	€165
Accounts payable	10,386
Accrued expenses	6,254
Deferred taxes payable	10,481
Other non-current liabilities	19,806

TOTAL LIABILITIES	€47,092

3.  INVENTORIES

        Inventories consisted of the following (in thousands of Euro):

	December 31, 2005	September 30, 2006

Raw materials	€43,191	€62,199
Work in process	26,932	41,168
Finished goods	300,166	279,887

Total	€370,289	€383,254

4.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period. Previous years' earnings per share amounts have been reclassified in earnings per share from continuing operations and total earnings per share to conform to the current year's presentation.

5.  STOCK OPTION AND PERFORMANCE PLANS

        Options to purchase an aggregate of 23,765,660 ordinary shares of the Company were outstanding at September 30, 2006. Outstanding options granted under the Company's Stock Option Plans

(9,765,660 ordinary shares) become exercisable in either three equal annual installments or two equal installments in the second year and in the third year of the three-year vesting period and expire on or before January 31, 2014. During the first nine months of 2006, 1,849,050 options were exercised.

        Options granted in 2004 under a Company Performance Plan (1,000,000 ordinary shares) vest and become exercisable from January 31, 2007 only if certain financial performance measures are met over the period ending December 2006.

        On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., a holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company's currently authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As of June 30, 2006, the objectives of this shareholder plan were met and the holders of these options may exercise such options beginning on that date until their termination in 2014.

        Options granted in July 2006 pursuant to two new Company Performance Plans (9,500,000 and 3,500,000 ordinary shares, respectively) vest and become exercisable only if certain economic objectives are met.

        In December 2004, the FASB issued SFAS No. 123-R (revised 2004), Share-Based Payment ("SFAS 123-R"), which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments' fair value. SFAS 123-R became effective for the Company on January 1, 2006.

6.  ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 123(R) "SHARE-BASED PAYMENT"

        As of January 1, 2006, the Company has adopted SFAS-123R in accordance with the transitional guidance as prescribed in the statement. As such, the previous unearned compensation as of December 31, 2005 of Euro 48.6 million has been charged against the appropriate equity accounts. Approximately Euro 28.7 million of additional compensation costs expense associated with the annual stock option plans and with the Company's October 2004 Performance Plan grants, September 2004 shareholder grant and July 2006 Performance Plans grants was included in general and administrative expense for the first nine months of 2006.

7.  U.S. DOLLAR CONVENIENCE TRANSLATION

        The consolidated financial statements presented in Euro as of and for the nine months ended September 30, 2006 are also translated into U.S. dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.2687 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at September 30, 2006. Such translations should not be construed as representations that Euro amounts could be converted into U.S. dollars at that or any other rate.

8.  INCOME TAXES

        The Company's 2006 effective tax rate is expected to be similar to the statutory tax rate.

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies recognition requirements, measurement and disclosures for the accounting for uncertain income tax positions which may have been taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods and transition methods. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of FIN 48.

9.  SEGMENTS AND RELATED INFORMATION

        The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

        The following tables summarize the segmental information deemed essential by the Company's management for the purpose of evaluating the Company's performance and for making decisions about future allocations of resources.

        The "Inter-segment transactions and corporate adjustments" column includes the elimination of inter-segment activities and corporate-related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

(In thousands of Euro) Nine months ended September 30,	Manufacturing And Wholesale	Retail	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2006
Net revenues	1,301,533	2,524,996	(260,926)	3,565,603
Operating income	341,615	345,515	(96,068)	591,062
Identifiable assets	1,776,446	1,312,726	1,877,446	4,966,618
2005(1)
Net revenues	978,928	2,295,650	(175,576)	3,099,002
Operating income	231,310	274,797	(53,931)	452,176
Identifiable assets	1,591,005	1,213,261	2,064,259	4,868,526

(1)
Prior year amounts have been reclassified to exclude the operations and assets of the Things Remembered personalized gifts specialty retailer business, which was sold in September 2006.

10.  COMMITMENTS AND CONTINGENCIES

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain proceedings, as disclosed in the Company's 2005 consolidated financial statements, could have a material adverse effect on the Company's business, financial position or future operating results. It is the opinion of management of the Company that it has meritorious defenses against such claims, which the Company will vigorously pursue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2005, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition.

OVERVIEW

        The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its retail division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters"), Sunglass Hut International, Inc. and its subsidiaries and affiliates ("Sunglass Hut"), OPSM Group Ltd. and its subsidiaries and affiliates ("OPSM") and, since October 2004, Cole National Corporation ("Cole") and its subsidiaries which included the "Things Remembered" personalized gift locations until their sale in September 2006. As of September 30, 2006, the Company's retail division consisted of 5,245 owned or leased department retail locations and 452 franchised locations as follows:

	North America	Europe	Asia- Pacific(1)	Total

LensCrafters	891			891
Sunglass Hut	1,483	104	215	1,802
Retail Asia-Pacific (excluding Sunglass Hut)			777	777
Cole National Group Optical	1,705			1,705
Newly acquired retail locations	70			70
Franchised locations	427		25	452

	4,576	104	1,017	5,697

(1)
"Asia-Pacific" in our Retail Division consists of Australia, New Zealand, Singapore, Hong Kong and China.

        Our net sales consist of, among other items, direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channels and sales directly to consumers through our retail division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, net sales are typically higher in the second quarter and lower in the first quarter.

        The Company's results of operations, which are reported in Euro, are susceptible to currency fluctuations between the Euro and the U.S. Dollar due to its significant U.S. retail business. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the first nine months of 2005 of Euro 1.00 = U.S. $1.2627 to Euro 1.00 = U.S. $1.2444 in the first nine months of 2006. Additionally, with the acquisition of OPSM, the Company's results of operations have also been rendered susceptible to currency rate fluctuation between the Euro and the Australian Dollar ("AUD"). The Australian Dollar/Euro exchange rate has fluctuated from an average exchange rate in the first nine months of 2005 of Euro 1.00 = AUD 1.6432 to Euro 1.00 = AUD 1.6641 in the first nine months of 2006. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted the Company's reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        On October 4, 2004, the Company acquired all of the issued and outstanding shares of Cole National Corporation through a merger. The Company has substantially completed the Cole integration process and expects that its North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income (in thousands of Euro).

	Nine months ended September 30,

	2005(1)%		2006	%

Net sales	€3,099,002	100.0	€3,565,603	100.0
Cost of sales	980,245	31.6	1,090,581	30.6

Gross profit	2,118,757	68.4	2,475,022	69.4
Selling and advertising expense	1,328,651	42.9	1,488,506	41.7
General and administrative expense	337,930	10.9	395,454	11.1

Income from operations	452,176	14.6	591,062	16.6
Other income (expense)—net	(35,617)	1.1	(60,701)	1.7

Income before provision for income taxes	416,559	13.4	530,362	14.9
Provision for income taxes	154,127	5.0	193,049	5.4
Minority interests	7,753	0.3	7,351	0.2

Net income from continuing operations	254,679	8.2	329,962	9.3
Discontinued operations	2,036	0.1	(1,365)	0.0

Net income	€256,715	8.3	€328,597	9.2

(1)
Prior year amounts have been reclassified to include revenues and expenses of the Things Remembered personalized gifts specialty retailer business, which was sold in September 2006, as a single line item under discontinued operations.

        Net Sales—Net sales increased 15.1 percent to Euro 3,565.6 million during the first nine months of 2006 as compared to Euro 3,099.0 million for the same period of 2005. A portion of the increase in net sales was attributable to currency fluctuations between the Euro, which is the Company's reporting currency, and other currencies in which the Company conducts its business, including the U.S. Dollar and the Australian Dollar. Currency fluctuations accounted for Euro 33.2 million (equivalent to 1.1 percent) of the increase in net sales for the first nine months of 2006, Euro 5.0 million of which related to the manufacturing and wholesale segment and Euro 28.2 of which related to the retail segment.

        Net sales in the retail segment increased by 10.0 percent to Euro 2,525.0 million for the first nine months of 2006 from Euro 2,295.7 million for the same period of 2005. Euro 213.9 million of this increase was due to the positive performance of the North American retail operation attributable to a 7.4 percent increase in same-store sales and a favorable exchange effect of Euro 31.8 million. The acquisition of approximately 70 new Canadian retail outlets was finalized in late June 2006 and thus only added sales of US $13.4 million for the first nine months of 2006. An additional Euro 13.2 million of the increase was attributable to an increase in net sales in the Asia-Pacific retail division, mainly due to increased net sales of the newly acquired stores in mainland China of Euro 5.8 million.

        Net sales to third parties in the manufacturing and wholesale segment increased by 29.2 percent to Euro 1,040.6 million for the first nine months of 2006 as compared to Euro 805.7 million in the same period of 2005. This increase was mainly attributable to increased sales of our Ray-Ban brand as well as sales of branded products of our designer lines, Prada, Bulgari and Dolce & Gabbana (which we began distributing in October 2005). These increases occurred primarily in the European and North American markets, which represent approximately 80 percent of our wholesale net sales to third parties.

        On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada resulted in net sales of Euro 2,375.6 million during the first nine months of 2006, comprising 66.6 percent of total net sales, an increase of Euro 260.6 million from the same period of 2005. Net sales for operations in "Asia-Pacific" were Euro 358.9 million during the first nine months of 2006 compared to Euro 337.0 million in the same period of 2005. Net sales for the rest of the world accounted for the remaining Euro 831.1 million of net sales during the first nine months of 2006, which represented a 28.5 percent increase in net sales as compared to the same period of 2005. The increase in the rest of the world was attributable to strong performance in almost all major European markets.

        During the first nine months of 2006, net sales in the retail segment accounted for approximately 70.8 percent of total net sales, as compared to approximately 74.0 percent of net sales in the same period of 2005. This decrease in retail net sales as a percentage of total net sales is due to a significant increase in net sales of our manufacturing and wholesale business, which for the first nine months of 2006 grew over twice as quickly as a percentage of its net sales as our retail division. We expect this trend to continue at a more moderate pace in the last three months of 2006 as the newly acquired retail outlets in Canada and mainland China continue to contribute additional retail net sales to the Group.

        Cost of Sales—Cost of sales increased by 11.3 percent to Euro 1,090.6 million in the first nine months of 2006, from Euro 980.2 million in the same period of 2005, and decreased as a percentage of net sales to 30.6 percent from 31.6 percent. The decrease in cost of sales as a percentage of net sales is mainly attributable to a change in sales mix due to increased sales of our Ray-Ban brand and sales of branded products of our designer lines, Prada, Bulgari and Dolce & Gabbana, which carry a higher gross margin than other lines, increased efficiency in our manufacturing facilities and increased production at our Tristar plant, which has a lower cost per unit than our Italian factories. For the first nine months of 2006, the average number of frames produced daily in Luxottica's facilities was approximately 152,000 as compared to 115,000 for the same period of 2005, due to increased production in the Tristar facility, as well as improved productivity in our Italian factories.

        Gross Profit—For the reasons described above, gross profit increased by 16.8 percent to Euro 2,475.0 million in the first nine months of 2006 from Euro 2,118.8 million in the same period of 2005. As a percentage of net sales, gross profit increased to 69.4 percent in the first nine months of 2006 from 68.4 percent in the same period of 2005. We believe that, excluding the impact of future foreign exchange fluctuations, our gross profit margins will not fluctuate significantly in future periods.

        Operating Expenses—Total operating expenses increased by 13.0 percent to Euro 1,884.0 million in the first nine months of 2006 from Euro 1,666.6 million in the same period of 2005. As a percentage of net sales, operating expenses decreased to 52.8 percent in the first nine months of 2006 from 53.8 percent in the same period of 2005 primarily due to decreases in selling expenses, partially offset by higher advertising and royalty expenses.

        Selling and advertising expenses (including royalty expenses) increased by 12.0 percent to Euro 1,488.5 million during the first nine months of 2006, from Euro 1,328.7 million in the same period of 2005. As a percentage of net sales, selling and advertising expenses decreased to 41.7 percent in the first nine months of 2006 from 42.9 percent in the same period of 2005, primarily due to a reduction in commissions to the wholesale sales force as a percentage of sales and to lower store costs in the North American retail division, as well as increased net sales in the North American retail division due to the fixed cost store structure. Advertising and royalty expenses as a percentage of net sales increased by 1.1 percent.

        General and administrative expenses, including intangible asset amortization, increased by 17.0 percent to Euro 395.5 million in the first nine months of 2006 from Euro 337.9 million in the same period of 2005. This includes approximately Euro 28.7 million of expense relating to stock options expensed in accordance with SFAS 123-R, which was adopted by the Company on January 1, 2006. As a percentage of net sales, general and administrative expenses increased to 11.1 percent in the first nine months of 2006 from 10.9 percent in the same period of 2005.

        Income from Operations—For the reasons described above, income from operations for the first nine months of 2006 increased by 30.7 percent to Euro 591.1 million, from Euro 452.2 million in the same period of 2005. As a percentage of net sales, income from operations increased to 16.6 percent in the first nine months of 2006 from 14.6 percent in the same period of 2005.

        Operating margin, which is income from operations divided by net sales, in the manufacturing and wholesale distribution segment increased to 26.2 percent in the first nine months of 2006 from 23.6 percent in the same period of 2005. This increase in operating margin is attributable to lower sales commissions as a percentage of sales and higher gross profit due to a more favorable brand mix, partially offset by higher advertising expenses (including royalty expenses).

        Operating margin in the retail segment increased to 13.7 percent in the first nine months of 2006 from 12.0 percent in the same period of 2005. Management expects that the North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

        Other Income (Expense)—Net—Other income (expense)—net was Euro (60.7) million in the first nine months of 2006 as compared to Euro (35.6) million in the same period of 2005. This increase in other income (expense)—net is mainly attributable to net realized and unrealized foreign exchange transaction gains and remeasurement losses, in the first nine months of 2006, as compared to gains on similar items in the same period of 2005. Net interest expense increased to Euro 48.1 million during the first nine months of 2006 compared to Euro 45.0 million in the same period of 2005 due to an increase in interest rates.

        Net Income—Income before taxes increased by 27.3 percent to Euro 530.4 million in the first nine months of 2006 from Euro 416.6 million in the same period of 2005. As a percentage of net sales, income before taxes increased to 14.9 percent in the first nine months of 2006, from 13.4 percent in the same period of 2005. Minority interest decreased to Euro (7.4) million in the first nine months of 2006 from Euro (7.7) million in the same period of 2005. The Company's effective tax rate was 36.4 percent in the first nine months of 2006, while it was 37.0 percent in the same period of 2005. Net income increased by 28.0 percent to Euro 328.6 million in the first nine months of 2006 from Euro 256.7 million in the same period of 2005. Net income as a percentage of net sales increased to 9.2 percent in the first nine months of 2006 from 8.3 percent in the same period of 2005.

        Basic earnings per share for the first nine months of 2006 were Euro 0.73 as compared to Euro 0.57 for the same period of 2005. Diluted earnings per share for the first nine months of 2006 were Euro 0.72 as compared to Euro 0.57 for the same period of 2005.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income (in thousands of Euro).

	Three months ended September 30,

	2005(1)%		2006	%

Net sales	€1,020,629	100.0	€1,120,380	100.0
Cost of sales	309,589	30.3	330,262	29.5

Gross profit	711,040	69.7	790,118	70.5
Selling and advertising expenses	441,439	43.3	470,776	42.0
General and administrative expense	114,791	11.2	132,863	11.9

Income from operations	154,810	15.2	186,480	16.6
Other income (expense)—net	(15,525)	1.5	(18,815)	1.7

Income before provision for income taxes	139,285	13.6	167,665	15.0
Provision for income taxes	48,723	4.8	58,851	5.3
Minority interests	808	0.1	1,773	0.2

Net income from continuing operations	89,754	8.8	107,041	9.6
Discontinued operations	(445)	0.0	(2,915)	0.3

Net income	€89,309	8.8	€104,126	9.3

(1)
Prior year amounts have been reclassified to include revenues and expenses of the Things Remembered personalized gifts specialty retailer business, which was sold in September 2006, as a single line item under discontinued operations.

        Net Sales—Net sales increased 9.8 percent to Euro 1,120.4 million during the third quarter of 2006 as compared to Euro 1,020.6 million for the same period of 2005. This increase was partially offset by currency fluctuations between the Euro, which is the Company's reporting currency, and other currencies in which the Company conducts its business, including the U.S. Dollar and the Australian Dollar. Currency fluctuations offset the increase in net sales for the third quarter of 2006 by Euro 40.7 million (equivalent to 4.0 percent), Euro 4.6 million of which related to the manufacturing and wholesale segment and Euro 36.1 million of which related to the retail segment.

        Net sales in the retail segment increased by 4.8 percent to Euro 838.6 million for the third quarter of 2006 from Euro 800.2 million for the same period of 2005. This increase was primarily due to the positive performance of the North American retail division due to a 6.1 percent increase in same-store sales, partially offset by an unfavorable exchange rate effect of Euro 32.9 million.

        Net sales to third parties in the manufacturing and wholesale segment increased by 27.8 percent to Euro 281.8 million for the third quarter of 2006 as compared to Euro 220.5 million in the same period of 2005. This increase was mainly attributable to increased sales of our Ray-Ban brand, as well as sales of Prada, Bulgari and Dolce & Gabbana (which we began distributing in October 2005) branded products, primarily in the European and North American markets.

        On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada resulted in net sales of Euro 781.6 million during the third quarter of 2006, comprising 69.8 percent of total net sales, an increase of Euro 44.6 million from the same period of 2005. Net sales for operations in "Asia-Pacific" were Euro 116.1 million during the third quarter of 2006, comprising 10.4 percent of total net sales, compared to Euro 109.5 million in the same period of 2005. Net sales for the rest of the world accounted for the remaining Euro 222.7 million of net sales during the third quarter of 2006, which represented a 27.9 percent increase as compared to the same period of 2005. The increase in the rest of the world was attributable to strong performance in almost all major European markets.

        During the third quarter of 2006, net sales in the retail segment accounted for approximately 74.8 percent of total net sales, as compared to approximately 78.4 percent of net sales in the same period of 2005. This decrease in retail net sales as a percentage of total net sales is due to a significant increase in net sales of our manufacturing and wholesale business, which for the third quarter of 2006 grew over twice as quickly as a percentage of its net sales as our retail division. We expect this trend to continue at a more moderate pace in the last three months of 2006 as the newly acquired retail outlets in Canada and mainland China continue to contribute additional retail net sales to the Group.

        Cost of Sales—Cost of sales increased by 6.7 percent to Euro 330.3 million in the third quarter of 2006, from Euro 309.6 million in the same period of 2005, and decreased as a percentage of net sales to 29.5 percent from 30.3 percent. For the third quarter of 2006, the average number of frames produced daily in Luxottica's facilities was approximately 170,000 as compared to 125,000 for the same period of 2005, due to increased production capacity in the Tristar facility, as well as improved productivity in our Italian factories.

        Gross Profit—For the reasons described above, gross profit increased by 11.1 percent to Euro 790.1 million in the third quarter of 2006 from Euro 711.0 million in the same period of 2005. As a percentage of net sales, gross profit increased to 70.5 percent in the third quarter of 2006 from 69.7 percent in the same period of 2005. We believe that, excluding the impact of future foreign exchange fluctuations, our gross profit margins will not fluctuate significantly in future periods.

        Operating Expenses—Total operating expenses increased by 8.5 percent to Euro 603.6 million in the third quarter of 2006 from Euro 556.2 million in the same period of 2005. As a percentage of net sales, operating expenses decreased to 53.9 percent in the third quarter of 2006 from 54.5 percent in the same period of 2005 primarily due to decreases in selling expenses partially offset by higher advertising and royalty expenses and higher general and administrative expenses.

        Selling and advertising expenses (including royalty expenses) increased by 6.6 percent to Euro 470.8 million during the third quarter of 2006, from Euro 441.4 million in the same period of 2005. As a percentage of net sales, selling and advertising expenses decreased to 42.0 percent in the third quarter of 2006 from 43.3 percent in the same period of 2005, primarily due to a reduction in commissions to the wholesale sales force as a percentage of sales and to lower store costs in the North American retail division, as well as increased net sales in the North American retail division due to the fixed cost store structure. Advertising and royalty expenses as a percentage of net sales increased by 1.1 percent.

        General and administrative expenses, including intangible asset amortization, increased by 15.7 percent to Euro 132.9 million in the third quarter of 2006 from Euro 114.8 million in the same period of 2005. This includes the effect from the adoption of SFAS 123-R requiring the Company to expense the granting of stock options, which for the third quarter aggregated approximately Euro 7.7 million. As a percentage of net sales, general and administrative expenses increased to 11.9 percent in the third quarter of 2006 from 11.2 percent in the same period of 2005, primarily due to the increased compensation expense recorded for stock options.

        Income from Operations—For the reasons described above, income from operations for the third quarter of 2006 increased by 20.5 percent to Euro 186.5 million, from Euro 154.8 million in the same period of 2005. As a percentage of net sales, income from operations increased to 16.6 percent in the third quarter of 2006 from 15.2 percent in the same period of 2005.

        Operating margin in the manufacturing and wholesale distribution segment increased to 24.5 percent in the third quarter of 2006 from 22.3 percent in the same period of 2005. This increase in operating margin is attributable to lower sales commissions as a percentage of sales and higher gross profit due to a more favorable brand mix, partially offset by higher advertising expenses (including royalty expenses).

        Operating margin in the retail segment increased to 13.4 percent in the third quarter of 2006 from 12.9 percent in the same period of 2005. Management expects that the North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

        Other Income (Expense)—Net—Other income (expense)—net was Euro (18.8) million in the third quarter of 2006 as compared to Euro (15.5) million in the same period of 2005. This increase in other income (expense)—net is mainly attributable to net realized and unrealized foreign exchange transaction gains and remeasurement losses, in the third quarter of 2006, as compared to gains on similar items in the same period of 2005. Net interest expense decreased to Euro 16.3 million in the third quarter of 2006 from Euro 16.4 million in the same period of 2005 due to a reduction of net debt.

        Net Income—Income before taxes increased by 20.4 percent to Euro 167.7 million in the third quarter of 2006 from Euro 139.3 million in the same period of 2005. As a percentage of net sales, income before taxes increased to 15.0 percent in the third quarter of 2006, from 13.6 percent in the same period of 2005. Minority interest increased to Euro (1.8) million in the third quarter of 2006 from Euro (0.8) million in the same period of 2005. The Company's effective tax rate was 35.1 percent in the third quarter of 2006, while it was 35.0 percent in the same period of 2005. Net income increased by 16.6 percent to Euro 104.1 million in the third quarter of 2006 from Euro 89.3 million in the same period of 2005. Net income as a percentage of net sales increased to 9.3 percent in the third quarter of 2006 from 8.8 percent in the same period of 2005.

        Basic and diluted earnings per share for the third quarter of 2006 were Euro 0.23 as compared to Euro 0.20 for the same period of 2005.

BALANCE SHEET DISCUSSION

Our Cash Flows

        Operating Activities—The Company's cash provided by/(used in) operating activities was Euro 371.5 million for the first nine months of 2006 as compared to Euro 423.4 million for the same period of 2005. This Euro 51.9 million decrease is primarily attributable to advance payments made by the Company to certain designers for future contracted minimum royalties, an increase in accounts receivable and in inventory, and tax payments to comply with an Italian tax law which was adopted in December 2005 allowing for the step-up in tax basis of certain intangible assets. The decrease was partially offset by an increase in net income. Depreciation and amortization were Euro 152.8 million for the first nine months of 2006 compared to Euro 136.6 million for the same period of 2005. Deferred taxes was a use of cash of Euro 81.1 million for the first nine months of 2006 compared to a use of cash of Euro 3.3 million for the same period of 2005. This change resulted from the reversal in 2005 of certain 2004 deferred taxes related to the net operating losses carried forward of certain Italian entities. Non-cash stock-based compensation expense increased in the first nine months of 2006 to Euro 28.7 million compared to Euro 16.6 million for the same period of 2005. This increase was mainly due to two new Company stock option performance plans implemented in July 2006. Accounts receivable was a use of cash for the first nine months of 2006 of Euro 88.6 million as compared to a use of cash of Euro 33.5 million for the same period of 2005, primarily due to the increase in sales of our manufacturing and wholesale segment. Inventories were a use of cash for the first nine months of 2006 of Euro 13.9 million compared to a source of cash of Euro 51.2 million for the same period of 2005, primarily due to growing inventory levels to support the business. The amount of cash provided by operating activities for accounts payable and accrued expenses decreased by Euro 5.7 million and increased by

Euro 15.8 million, respectively, for the first nine months of 2006 as compared to the same period of 2005. Both the decrease in accounts payable and the increase in accrued expenses are mainly attributable to the timing of payment of certain vendors in the North American retail division. Income tax payable was a source of cash for the first nine months of 2006 of Euro 38.4 million as compared to a source of cash of Euro 40.9 million for the same period of 2005 due to timing of tax payments.

        Investing Activities—The Company's cash from investing activities was a use of Euro 147.6 million for the first nine months of 2006 as compared to a use of Euro 87.6 million for the same period of 2005. This Euro 60.0 million decrease in cash flow from investment activities is primarily attributable to increased purchases of businesses and capital expenditures. Purchase of businesses, net of cash acquired, was Euro 111.1 million in the first nine months of 2006 mainly due to the acquisitions of Shoppers Optical, a Canadian-based optical chain, for approximately Euro 50.2 million, of Beijing Xueliang Optical Technology Co. Ltd. for approximately Euro 17.0 million, and of Ming Long Optical for approximately Euro 29 million. Purchase of businesses, net of cash acquired, was Euro 86.6 million in the first nine months of 2005, due to the Company's acquisition of the remaining minority stake of OPSM for Euro 62.0 million which was completed in February 2005, two asset acquisitions by the North American retail division for an aggregate amount of Euro 11.1 million, and the acquisition of 27 stores in Canada in September 2005 for approximately Euro 13.8 million. Capital expenditures were Euro 161.7 million for the first nine months of 2006 as compared to Euro 144.6 million for the same period of 2005. This increase is due to investment in the manufacturing facilities of the wholesale division and the opening, remodeling and relocation of stores in the retail division, in addition to the costs associated with the expansion of the North American retail division's home office. Net proceeds from sale of businesses were Euro 130.8 million in the first nine months of 2006, due to the sale in September 2006 of Things Remembered, Inc., a specialty gift retail business previously included in the North American Retail division, compared to Euro 144.0 million for the same period of 2005 due to the sale of our investment in Pearle Europe in January 2005.

        Financing Activities—The Company's cash provided by/(used in) financing activities for the first nine months of 2005 and 2006 was Euro (266.5) million and (178.8) million, respectively. Cash used by financing activities for the first nine months of 2005 consisted primarily of the proceeds of Euro 260.0 million from long-term debt and Euro 62.6 million from unsecured short-term credit lines, which were used to repay long-term debt expiring during the first nine months of 2005 and to pay Euro 103.5 million of dividends to the Company's shareholders. Cash used by financing activities for the first nine months of 2006 consisted primarily of the proceeds of Euro 84.1 million from long-term debt and the decrease of Euro 10.2 million from unsecured short-term credit lines, which where used to repay Euro 123.7 million of long-term debt and to pay Euro 131.4 million of dividends to the Company's shareholders.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries' agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. The Company uses these short-term lines of credit to satisfy its short-term cash needs.

        On September 3, 2003, Luxottica U.S. Holdings Corp. ("U.S. Holdings") closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The

Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company's wholly owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. As of September 30, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

        In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (collectively, the "DB Swap"). The three separate agreements' notional amounts and interest payment dates coincide with those of the Notes. The DB Swap exchanged the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.66 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. U.S. Holdings terminated all three agreements comprising the DB Swap in December 2005.

        In September 2003, the Company entered into a new credit facility with Banca Intesa S.p.A. of Euro 200 million. The credit facility includes a Euro 150 million term loan, which will require repayment of equal semiannual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (3.926 percent on September 30, 2006). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of September 30, 2006, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (3.691 percent on September 30, 2006). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of September 30, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable. Under this credit facility, Euro 145 million was outstanding as of September 30, 2006.

        In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 ("Intesa OPSM Swaps"). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum.

        On June 3, 2004, the Company and U.S. Holdings entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available borrowings, decrease the interest margin and to define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in March 2011. Tranche C is a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2011. On September 30, 2006, U.S. $310.0 million (Euro 244.3 million) had been drawn from Tranche C by U.S. Holdings and Euro 100 million by Luxottica Group S.p.A. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on September 30, 2006 was 3.626 percent for Tranche A, 5.760 percent for Tranche B, 5.575 percent on Tranche C amounts borrowed in U.S. dollar and 3.606 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2006. Under this credit facility, Euro 1,005.5 million was outstanding as of September 30, 2006.

        In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 ("Club Deal Swaps"). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum.

        In August 2004, OPSM re-negotiated its multicurrency (AUD/HKD) loan facility with Westpac Banking Corporation. The credit facility had a maximum available line of AUD 100 million, which was reduced to AUD 50 million in September 2005. The above facility expired on August 31, 2006. After negotiations, the credit facility was renewed for AUD 30 million and will expire on August 31, 2007. The interest rate margin has been reduced to 0.275 percent. For borrowings denominated in Australian Dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong Dollars the rate is based on HIBOR (HK Interbank Rate) plus an overall 0.275 percent margin. At September 30, 2006, the interest rate was 4.520 percent on the borrowings denominated in Hong Kong Dollars, and interest on such borrowings is payable monthly in arrears. The facility was utilized for an amount of HKD 125.0 million (AUD 21.629 million) and there was no drawdown in Australian dollars. The final maturity of all outstanding principal amounts and interest is August 31, 2007. The credit facility contains certain financial and operating covenants. As of September 30, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

        In December 2005, the Company entered into a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of September 30, 2006, Euro 100 million had been drawn and was outstanding from the revolving loan. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (3.512 percent on September 30, 2006). The final maturity of the credit facility is June 1, 2007. The Company can select interest periods of one, three or six months.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On February 27, 2006, the Company announced that it entered into a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Polo Ralph Lauren name. The agreement commences on January 1, 2007.

        On March 10, 2006, the Company, its subsidiary, U.S. Holdings, and the bank group parties to their three-tranche credit agreement signed on June 3, 2004 agreed to amend the outstanding credit agreement. The amended agreement reduces the interest margin as defined in the agreement, extends the termination date of Tranches B and C to five years from the date the amendment was signed, gives the option at the end of the first and second anniversaries to extend the termination for additional one-year periods, and increases the borrowing capacity of Tranche C to Euro 725 million from Euro 335 million.

        In April 2006, the Company completed the acquisition it announced in July 2005 of the Beijing Xueliang Optical Technology Co. Ltd. for a purchase price of Chinese RenMinBi ("RMB") 169 million (approximately Euro 17 million), plus RMB 40 million (approximately Euro 4 million) in assumed liabilities. Xueliang Optical has 79 stores in Beijing.

        In June 2006, the Company completed the acquisition it announced in May 2006 of Shoppers Optical, a 74-store Canadian-based optical chain owned by King Optical Group Inc. As a result of the transaction, Luxottica Group manages a total of 268 optical stores in Canada. In addition, this acquisition added the Company's first full-service Canada-based central lens finishing lab with antireflective coating capability.

        In July 2006, the Company completed the acquisition it announced in October 2005 of Ming Long Optical, an optical chain in the province of Guangdong, China for a purchase price of RMB 290 million (approximately Euro 29 million). Ming Long Optical operates a total of 278 locations in two of the top premium optical markets in mainland China, as well as in Hong Kong.

        In June 2006, the Company announced that it will acquire Modern Sight Optics, a leading premium optical chain that operates a total of 28 stores in Shanghai, China. Modern Sight Optics has an existing clear position in the premium segment of the optical market and brings to the Company 28 high-end stores in Shanghai. These stores are located in premium and high-end commercial centers and shopping malls situated primarily in Shanghai's downtown area and affluent residential areas. The Company will acquire 100 percent of the equity interest in Modern Sight Optics for a total consideration of RMB 140 million (approximately Euro 14 million). As is customary, completion of the transaction was subject to approval by the relevant Chinese governmental authorities. In November 2006, the Company completed the acquisition of Modern Sight Optics.

        In June 2006, the Company announced that over the next two years its Sunglass Hut chain will have up to 50 stores in the Middle East due to new openings under a five-year franchising agreement with Azal Group. In the Middle East, Sunglass Hut will operate in several high-end shopping malls, mainly in the United Arab Emirates and Saudi Arabia. Stores will only carry the Company's leading brands of premium sunglasses, including Bvlgari, Chanel, Dolce & Gabbana, Prada, Versace and Ray-Ban. Azal Group carries a strong and diverse franchise portfolio featuring over 30 of the industry's most recognizable brands. Azal Group has operations in the Middle East and Europe.

        In November 2006, the Company announced an expansion of its retail operations in North America through the signing of a definitive agreement to acquire D.O.C Optics, an optical retail business with approximately 100 stores located primarily in the Midwest United States. D.O.C Optics stores operate in Michigan, Ohio, Missouri, Wisconsin, Florida and Illinois with a majority of its retail locations in and around the Detroit metropolitan area. D.O.C Optics has estimated annual revenues for its full 2006 fiscal year in excess of US$100 million. As the acquisition was structured as an acquisition of certain assets and assumption of certain liabilities of the existing business, Luxottica Group expects the total purchase price, net of expected tax benefits, to approximate US$90 million. The closing of the transaction is expected to occur during the first quarter of 2007, subject to customary closing conditions and U.S. regulatory approvals.

        In December 2006, the Company announced the signing of a 10-year license agreement for the design, manufacturing and worldwide distribution of exclusive ophthalmic and sun collections under the Tiffany & Co. name. The launch of the first collections is expected for early 2008. The distribution of Tiffany's collections will start with Tiffany's own stores as well as in North America, Japan, Hong Kong, South Korea, key Middle East markets and Mexico and will extend over time to additional markets and through new distribution channels.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3—"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2005.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses as well as other political, economic and technological factors and other risks referred to in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2005 (included under Item 3—"Key Items—Risk Factors") and its other filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

LUXOTTICA GROUP S.p.A.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.P.A.
	By:	/s/ ENRICO CAVATORTA ENRICO CAVATORTA
Date December 26, 2006		CHIEF FINANCIAL OFFICER

Luxottica Headquarters and Registered Offices•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA

Tel. + 1.212.815.8365 - Fax + 1.212.571.3050

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

LUXOTTICA BELGIUM NV
DEURNE - BELGIUM

LUXOTTICA FASHION BRILLEN GMBH
HAAR - GERMANY

OY LUXOTTICA FINLAND AB
ESPOO - FINLAND

LUXOTTICA FRANCE SARL
VALBONNE - FRANCE

LUXOTTICA GOZLUK TICARET AS
UMURBEY, IZMIR - TURKEY

LUXOTTICA HELLAS AE
PALLINI - GREECE

LUXOTTICA IBERICA SA
BARCELONA - SPAIN

LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

LUXOTTICA NORGE AS
KONGSBERG - NORWAY

LUXOTTICA OPTICS LTD
HERZELIA - ISRAEL

LUXOTTICA POLAND SPZOO
KRAKÓW - POLAND

LUXOTTICA PORTUGAL SA
LISBOA - PORTUGAL

LUXOTTICA SWITZERLAND AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

LUXOTTICA SWEDEN AB
GOTEBORG - SWEDEN

LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

LUXOTTICA VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

AVANT-GARDE OPTICS LLC
PORT WASHINGTON - NEW YORK (USA)

LUXOTTICA U.S. HOLDINGS CORP
WILMINGTON - DELAWARE (USA)

COLE VISION CORPORATION
WILMINGTON - DELAWARE (USA)

PEARLE VISION INC
WILMINGTON - DELAWARE (USA)

LENSCRAFTERS INC
MASON - OHIO (USA)

EYEMED VISION CARE LLC
WILMINGTON - DELAWARE (USA)

LUXOTTICA CANADA INC
TORONTO - CANADA

SUNGLASS HUT INTERNATIONAL INC
PLANTATION - FLORIDA (USA)

GUANGZHOU MING LONG
OPTICAL TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

LUXOTTICA DO BRASIL LTDA
SÃO PAULO - BRASIL

LUXOTTICA AUSTRALIA PTY LTD
SYDNEY - AUSTRALIA

OPSM GROUP LIMITED
SYDNEY - AUSTRALIA

LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

MIRARI JAPAN CO LTD
TOKYO - JAPAN

LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

LUXOTTICA RETAIL HONG KONG LIMITED
HONG KONG - HONG KONG

LUXOTTICA TRISTAR (DONGGUAN) OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

LUXOTTICA KOREA LTD
SEOUL - KOREA

SPV ZETA OPTICAL
TRADING (BEIJING) CO. LTD
BEIJING - CHINA

www.luxottica.com

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